UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 19, 2024

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

On November 19, 2024, Breakthrough Chemistry, Inc., formerly Megola, Inc. (the “Company”) added Paul Cohen and Darryl Campbell as independent directors to its Board of Directors and approved the Audit Committee Charter. They will both join the Audit Committee along with existing board member Mark Suchy. The three Audit Committee members bring many years of business experience and have the required financial acumen required to serve on the Audit Committee.

On November 19, 2024, the Company applied for admission to the OTCQB Venture Market. Admission to OTCQB is contingent on a review by OTC Markets.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC.
(Exact name of issuer as specified in its charter)

Date: November 20, 2024	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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